Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Kenneth L Greenberg

Partner

kgreenberg@stradley.com

215.564.8149

March 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Alison White, Esq.

Re:

ClearBridge Large Cap Growth ESG ETF (the “Fund”) of the

Legg Mason ETF Investment Trust (the “Registrant”)

(File No. 333-206784 and 811-23096)

This letter responds to the comments provided by Ms. Alison White on March 5, 2025 to Kenneth L. Greenberg, Esq., the counsel of the Registrant, regarding the proxy statement filed by the Registrant on March 4, 2025 for a special meeting of shareholders of the Fund (the “Meeting”) to be held on May 28, 2025. We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s responses immediately below each comment. Defined terms not herein defined shall have the meaning set forth in the proxy statement.

Proxy Statement Comments

1.	Comment: On the cover page of the proxy statement, add disclosure about the date on which the proxy statement will first be mailed to shareholders.

Response: Revised as requested.

2.	Comment: On page 8, regarding the discussion of the MoM Order, add disclosure clarifying why the FT Order is needed in addition to the LM Order.

Response: Revised as requested.

3.	Text: On page 13, in the section titled “FURTHER INFORMATION ABOUT VOTING AND THE MEETING- Solicitation of Proxies”, the second sentence states:

The cost of soliciting proxies, including the fees of a proxy solicitation agent, will be borne entirely by the Fund’s investment managers.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

Alison White, Esq.

March 10, 2025

Comment: Should the reference to “investment managers” be changed to singular?

Response: Registrant will revise the reference to “investment managers” to “investment manager.”

* * * * * * * *

Please do not hesitate to contact me at (215) 564-8149, or in my absence, David Garton at (215) 564-8721 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.